SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 February 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results

Exhibit No: 99.1

InterContinental Hotels Group PLC
Preliminary Results for the year to 31 December 2013

Strong progress in our 10th anniversary year driven by focus on high quality growth

Financial summary1	2013	20122		% Change YoY
			Actual	CER4	Underlying5
Revenue	$1,903m	$1,835m	4%	4%	4%
Fee revenue	$1,176m	$1,135m	4%	4%	-
Operating profit	$668m	$605m	10%	10%	8%
Adjusted basic EPS	158.3¢	139.0¢	14%	-	-
Basic EPS3	140.9¢	187.1¢	(25)%	-	-
Total dividend per share	70.0¢	64.0¢	9%	-	-
Net debt	$1,153m	$1,074m	-	-	-

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:

"2013 marked IHG’s tenth anniversary as a standalone company, and was another year of strong performance.  We delivered good underlying growth in revenues and profits, further reduced the capital intensity of the business and continued to generate high returns.
Over the last 12 months we entered into agreements to dispose of three owned InterContinental hotels, with total gross proceeds of almost $830m.  This includes InterContinental Mark Hopkins, San Francisco which we have announced today.  At the same time we are continuing to invest behind our award-winning brands and technology platforms to meet changing consumer behaviours and sustain our industry-leading position.
We opened 237 hotels and signed a further 444 hotels into our pipeline, the highest number for five years, thereby reinforcing our already strong brand distribution platform and with it the promise of further high quality growth.

Our decision to increase our ordinary dividend by 9% reflects our confidence in our proven strategy to deliver high quality growth.  Our preferred portfolio of brands, brought to life by talented people and best in class delivery systems, will enable us to continue to drive out-performance in an industry which has compelling long term prospects.  Looking into 2014, although economic conditions in some markets remain uncertain, forward bookings data is encouraging and we are confident that we will deliver another year of growth.”

Delivering high quality, sustainable growth
•	$21.6bn of total gross revenue from hotels in IHG’s system, up 2% (3% CER)
•	Global comparable RevPAR growth of 3.8%, with rate up 1.8% and occupancy up 1.3%pts
	-	Americas 4.3% (US 4.2%); Europe 1.7%; AMEA 6.1%; Greater China 1.0%.
	-	Q4 global comparable RevPAR growth of 4.4%: Americas 4.0%; Europe 4.9%; AMEA 6.4%; Greater China 2.4%.
•	System size of 687k rooms (4,697 hotels)
	-	Net growth of 1.6%, 2.3% excluding 17 hotel removals for which significant liquidated damages totalling $46m were received.
- -
35k rooms (237 hotels) opened6, 25k rooms removed (142 hotels).  20k room openings and 18k room removals for the Holiday Inn brand family reflects our continued commitment to improving the quality of our largest brand.
65k rooms (444 hotels) signed6, up 22% year on year.

	- -	Pipeline of 180k rooms (1,120 hotels) with over 45% under construction. 5% global industry supply, 12% active industry pipeline; well positioned to deliver sustainable high quality growth.
•	Building preferred brands
- -
Clear focus on the needs of target guests has driven increased guest satisfaction across each brand globally.
Good momentum for our new brands with 21 HUALUXE Hotels & Resorts and 5 EVEN Hotels in the pipeline.

	-	IHG Rewards Club relaunch, including free internet for all members (an industry first), has driven a 10%pt increase in awareness of IHG as a brand family.
•	Growing margins
-
Group fee margin of 43.2%, up 1.3%pts2, with scale benefits and cost efficiencies more than offsetting increased investment for future growth.  Continued focus on sustainable fee margin progression over the medium term.

Capital Expenditure
• •
Growth capital expenditure of $129m includes our first three owned EVEN Hotels, and was more than funded by $444m net cash proceeds from disposals.  Maintenance capital expenditure of $140m.
In 2014 we expect to remain at the top end of our previously guided $250m-350m capital expenditure range due to increased investment in brands and technology platforms.  IHG’s 20% share of InterContinental New York Barclay’s c.$175m refurbishment cost will be in addition to this.

Progress on asset disposals
•	InterContinental London Park Lane disposal completed on 1 May with up to 60 year management contract.
•
Disposal of 80% interest in InterContinental New York Barclay agreed with a c.$175m refurbishment, repositioning and extension of the hotel and up to 50 year management contract. Deal completion expected in Q1’14.

•	InterContinental Mark Hopkins, San Francisco disposal announced today for gross cash proceeds of $120m.

1 All figures are before exceptional items unless otherwise noted. 2 2012 restated for adoption of IAS 19R.		3 After exceptional items.
4 CER =constant exchange rates.		5 At CER & excluding owned asset disposals, results from managed lease hotels & significant liquidated damages
6 Openings & signings include 4k rooms on US Army bases in H1 2013
See appendix 3 for financial headlines and appendix 5 for definitions

Americas – Good performance driven by solid RevPAR growth
Comparable RevPAR increased 4.3%, with 2.6% rate growth; fourth quarter RevPAR increased 4.0%.  US RevPAR was up 4.2%, with 3.0% growth in the fourth quarter, despite weaker trading conditions in October during the US government shut down.
Reported revenue increased 9% (10% at CER) to $916m and operating profit increased 13% (13% at CER) to $550m.  On an underlying5 basis, revenue and operating profit were both up 7%. This was driven predominantly by the franchise business where royalties were up 5% and fees associated with the initial franchising, relicensing and termination of hotels increased $6m. This was partly offset by an $8m decrease in fees received due to the hotels that exited in Q1 for which $31m of liquidated damages were received. Owned profits increased 25%, driven by RevPAR growth of 10.0% and 9.0% respectively at our InterContinental hotels in Boston and San Francisco.
We opened 20k6 rooms (173 hotels), including 12k rooms for the Holiday Inn brand family. Removals of 18k rooms (112 hotels) resulted from our on-going focus on high quality growth and included 2.5k rooms (8 hotels) related to the significant liquidated damages receipt in Q1. We signed 34k6 rooms (305 hotels) up 33% year on year.  Signings included four hotels for the new EVEN Hotels brand, with the first of these due to open H1 2014, and 21k rooms for the Holiday Inn brand family.
2014:
In the first half of 2014 we expect to receive one $4m significant liquidated damages payment in our Americas franchise business.  In 2013 the owned operating profit from the InterContinental New York Barclay was $14m and was $6m from InterContinental Mark Hopkins, San Francisco.  The refurbishment of InterContinental New York Barclay is expected to have a $5m negative impact on Americas managed operating profit in 2014.

Europe – Solid growth led by priority markets
Comparable RevPAR increased 1.7% led by a 1.5%pt increase in occupancy. In the first nine months RevPAR grew 0.7%, then accelerated sharply in the fourth quarter to 4.9%. RevPAR growth was resilient in our priority markets, despite tough comparatives, with an increase of 3.0% in the UK and 0.8% in Germany. In France RevPAR grew 2.6%, with 5.3% growth at our owned InterContinental hotel in Paris.
Reported revenue decreased 8% (10% at CER) to $400m and operating profit decreased 6% (8% at CER) to $105m.  On an underlying5 basis, revenue increased 3% and operating profit increased 10%, driven by a 7% increase in franchise royalty fees and a $3m property tax recovery at InterContinental Paris Le Grand.
Openings of 4k rooms (21 hotels) included two iconic InterContinental hotels, one in Marseille, France and the other in Davos, Switzerland.  We also opened three new properties for the Hotel Indigo brand, in prime locations in Tel Aviv, Barcelona and Dusseldorf.  We signed 8k rooms (50 hotels) of which seven hotels were in London, including InterContinental London The O2, our third hotel for the InterContinental brand in the city. We also signed seven hotels under multiple development agreements in Germany and Russia, covering several of our brands.
2014:
Our flagship owned InterContinental Paris Le Grand will commence an $8m refurbishment programme to enhance the historic Salon Opera ballroom and c.15% of the guest rooms; this is expected to have a $5m negative profit impact in 2014.

AMEA – Strong trading in key markets with increasing developing markets contribution
Comparable RevPAR increased 6.1%, with 6.4% growth in the fourth quarter. Strong trading in South East Asia and Japan led the performance with RevPAR up 9.9% and 9.6% respectively. Trading was solid in Australasia, up 4.5% and the Middle East, up 2.9%, despite geopolitical unrest continuing to impact our business in Egypt and Lebanon. An increasing mix of new rooms opening in developing markets means that total RevPAR grew 2.8%.
Reported revenue increased 6% (12% CER) to $230m and operating profit decreased 2% (increased 1% at CER) to $86m, including one $6m significant liquidated damages receipt in the second half.  On an underlying5 basis, revenue was down 3% and operating profit down 8%. This reflects good underlying growth in our continuing managed business offset by a $10m fee reduction; $6m from long standing contracts renewed onto standard market terms, as previously disclosed, and $4m from some older hotels that we have removed from the system.
We opened 4k rooms (20 hotels) including five hotels in India and two hotels in Indonesia as well as our first InterContinental hotels in Osaka, Japan and Lagos, Nigeria, both flagships for the brand in those countries. We signed 9k rooms (36 hotels) in the region, 75% of which were for the Holiday Inn brand family and included a 1.2k room Holiday Inn in Makkah.  We also signed an iconic InterContinental hotel in Sydney which is expected to open in the second half of 2014 following a comprehensive refurbishment.
2014:
Given the favourable long-term outlook in several of our markets in AMEA, there are a number of significant refurbishment programmes scheduled to take place in 2014 which we expect to have a $4m negative impact on IHG’s fee income in the year.

5 At CER and excluding: owned asset disposals, results from managed lease hotels and significant liquidated damages
6 Openings and signings both include 4k rooms on US Army bases in H1 2013.

Greater China – scale and premium position drove resilient performance despite challenging conditions
Comparable RevPAR increased 1.0% with 2.4% growth in the fourth quarter. IHG’s scale and strength in the region drove significant outperformance compared to the industry throughout 2013. This reflects the resilience of our business despite the ongoing industry-wide challenges, including the impact of the China-Japan territorial island dispute, natural disasters in some regions and the slower macroeconomic conditions. An increasing mix of new rooms openings in developing markets means that total RevPAR was down 1.3% in 2013.
Reported revenue increased 3% (3% CER) to $236m and operating profit was up 1% (2% CER) to $82m. Managed profit was flat at $51m, reflecting 12% net room growth offset by the challenging trading conditions and our increased investment to drive future growth. Operating profit at our owned InterContinental hotel in Hong Kong increased by 4% with strong profit conversion and an 11% increase in food & beverage profits, despite flat RevPAR growth principally due to reduced Japanese business.
We opened 8k rooms in the year in Greater China, taking our system size in the region up 11% to 69k rooms (208 hotels), our 8th consecutive year of double digit room growth.  Almost 90% of our signings in the year were outside primary cities, reflecting the alignment of our development strategy to future industry growth drivers.  Openings included six hotels each for our InterContinental and Crowne Plaza brands, and two for Hotel Indigo, including the first for the brand in Hong Kong. Almost half of our 15k room signings were for the Holiday Inn brand family. 2k rooms signed for HUALUXE Hotels & Resorts in the year taking the pipeline for this brand to 21 hotels (7k rooms).

Sources and uses of cash – strong free cash flow generation
•	Cash generation: Free cash flow of $502m up 11% year on year (2012: $454m). $444m net cash inflow from asset disposals.
•	Ordinary dividend: up 9% to 70 cents, 11% compound annual growth since 2003.
•
Good progress with return of funds to shareholders: $355m special dividend without share consolidation paid in October 2013. The $500m share buyback programme is 78% complete with 13.9m shares repurchased to date for $390m, with 9.8m shares repurchased during 2013 for $283m.

Interest, debt, tax, pension and exceptional items
•	Interest: 2013 charge of $73m (2012: $54m) reflects the increase in average net debt year on year, and the issuance of a £400m bond in November 2012.
•
Net debt: $1,153m at the end of the period (including the $215m finance lease on the InterContinental Boston). This is up $79m on the 2012 position of $1,074m as a result of the return of funds to shareholders in the year partly offset by the cash inflow from the disposal of the InterContinental London Park Lane.

•	Tax: Effective rate for 2013 is 29% (2012: 27%). 2014 tax rate expected to be in low 30s, as previously guided.
•
Pension: In August 2013 the trustees of IHG’s UK pension plan completed a buy-in of the Group’s UK funded defined benefit obligations with the insurer Rothesay Life as an initial step towards the full buy-out of the liabilities. As part of IHG’s wider strategy to de-risk the balance sheet, this move removes the need for any further cash contributions by IHG in respect of these obligations.

•
Exceptional operating items: Net exceptional credit before tax of $5m (2012: $4m net charge).  This includes an exceptional accounting charge of $147m related to the UK pension plan buy-in and a net credit of $166m related to the gain on disposal of the InterContinental London Park Lane.

•
Adoption of IAS 19 (Revised) Employee Benefits: adoption of this new accounting policy from 1 January 2013 has resulted in an additional $9m charge to operating profit for 2012, as reflected in the restated 2012 accounts.

Appendix 1: RevPAR Movement Summary
	Full Year 2013			Q4 2013
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	3.8%	1.8%	1.3pts	4.4%	1.8%	1.6pts
Americas	4.3%	2.6%	1.1pts	4.0%	2.1%	1.1pts
Europe	1.7%	(0.4)%	1.5pts	4.9%	1.1%	2.5pts
AMEA	6.1%	3.0%	2.1pts	6.4%	3.9%	1.8pts
G. China	1.0%	(1.7)%	1.6pts	2.4%	(2.4)%	3.0pts

Appendix 2: Full Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	35,467	(24,576)	10,891	686,873	1.6%	65,461	180,461
Americas	19,775	(17,968)	1,807	451,424	0.4%	33,884	76,018
Europe	3,528	(3,489)	39	102,066	0.0%	7,542	17,779
AMEA	4,495	(2,394)	2,101	64,838	3.3%	8,687	32,074
G. China	7,669	(725)	6,944	68,545	11.3%	15,348	54,590

Appendix 3: Full Year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2013	20121	2013	2012	2013	20121	2013	2012	2013	2012	2013	2012
Franchised	595	547	499	466	79	65	12	12	5	4	-	-
Managed	247	221	74	48	30	32	92	90	51	51	-	-
Owned & leased	111	125	30	24	30	50	4	6	47	45	-	-
Regional overheads	(130)	(126)	(53)	(52)	(34)	(35)	(22)	(20)	(21)	(19)	-	-
Profit pre central overheads	823	767	550	486	105	112	86	88	82	81	-	-
Central overheads	(155)	(162)	-	-	-	-	-	-	-	-	(155)	(162)
Group Operating profit	668	605	550	486	105	112	86	88	82	81	(155)	(162)
1 2012 restated for the adoption on IAS 19R

Appendix 4: Constant exchange rate (CER) and underlying operating profit movement before exceptional items
	Total***	Americas			Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	10%	10%	13%	13%	(6)%	(8)%	(2)%	1%	1%	2%

Underlying**** Growth/ (decline)	Total***	Americas			Europe		AMEA		G. China
	8%	7%			10%		(8)%		2%
Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2013	0.64	0.75	** Translated at constant 2012 exchange rates
2012	0.63	0.78	*** After central overheads
			**** At CER and excluding: owned asset disposals, results from managed lease hotels and significant liquidated damages (see below for definitions)

Appendix 5: Definitions
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.
Owned asset disposals: InterContinental London was sold on 1 May 2013. It accounted for $89m revenue and $33m profit in 2012 and $22m revenue and $8m profit in 2013 as an owned hotel.
Significant liquidated damages: total $46m in 2013 ($31m Americas managed in Q1, $9m Europe franchised in Q2, $6m AMEA managed in Q4) and $3m 2012 (Americas managed in Q4).
Comparable RevPAR: Revenue per available room for hotels that have traded for a full 12 months in both years, reported at CER.
Total RevPAR: Revenue per available room including results from hotels that have opened or exited in either year, reported at CER.
Fee revenue: Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases and significant liquidated damages receipts.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue 2013 $34m; 2012 $34m; EBIT 2013 nil, 2012 nil. Europe:  Revenue 2013 $89m; 2012 $80m; EBIT 2013 $2m, 2012 $2m. AMEA: Revenue 2013 $21m; 2012 nil; EBIT 2013 $1m, 2012 nil.

Appendix 6: Investor Information for 2013 final dividend
Ex-dividend date:	19 March 2014	Record date:	21 March 2014
Payment date:	9 May 2014	Dividend payment:	Ordinary shares = 28.1 pence per share
ADRs = 47.0 cents per ADR

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird):	+44 (0)1895 512008
Presentation for Analysts and Shareholders:
A presentation with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:30am UK time on 18 February at Bank of America Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.  There will be an opportunity to ask questions.  The presentation will conclude at approx. 10.30am.
There will be a live audio webcast of the results presentation on the web address www.ihg.com/prelims14.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

UK toll: UK toll free: US toll: Passcode	+44 (0)20 3003 2666 0808 109 0700 +1 212 999 6659 Hotel
A replay of the conference call will also be available following the event – details are below.
Replay Pin	+44 (0)20 8196 1998 8855942
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am Eastern Standard Time on 18 February with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer. There will be an opportunity to ask questions.

UK toll: US toll: US toll free: Passcode	+44 (0)20 3003 2666 +1 212 999 6659 +1 866 966 5335 Hotel
A replay of the conference call will also be available following the event – details are below.
Replay Pin	+44 (0)20 8196 1998 5245113
Website: The full release and supplementary data will be available on our website from 7.00 am (London time) on 18 February. The web address is www.ihg.com/prelims14.
Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.
IHG manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme with over 77 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns 4,700 hotels and 687,000 guest rooms in nearly 100 countries and territories. With more than 1,100 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2013.

GROUP PERFORMANCE
	12 months ended 31 December
Group results	2013	20121%
	$m	$m	change
Revenue
Americas	916	837	9.4
Europe	400	436	(8.3)
AMEA	230	218	5.5
Greater China	236	230	2.6
Central	121	114	6.1
	____	____	_____
	1,903	1,835	3.7
	____	____	____
Operating profit
Americas	550	486	13.2
Europe	105	112	(6.3)
AMEA	86	88	(2.3)
Greater China	82	81	1.2
Central	(155)	(162)	4.3
	____	____	_____
Operating profit before exceptional items	668	605	10.4
Exceptional operating items	5	(4)	225.0
	___	___	___
	673	601	12.0
Net financial expenses	(73)	(54)	(35.2)
	___	___	___
Profit before tax	600	547	9.7
	___	___	___
Earnings per ordinary share
Basic	140.9¢	187.1¢	(24.7)
Adjusted	158.3¢	139.0¢	13.9

Average US dollar to sterling exchange rate	$1 : £0.64	$1 : £0.63	1.6

Revenue increased by $68m (3.7%) to $1,903m and operating profit before exceptional items increased by $63m (10.4%) to $668m during the 12 months ended 31 December 2013.

On 1 May 2013, IHG completed the disposal of its leasehold interest in the InterContinental London Park Lane for gross proceeds of $469m and entered into a 30-year management contract with three 10-year extension rights.

On an underlying basis, defined as Group results excluding those from the InterContinental London Park Lane whilst under IHG ownership, results from managed lease hotels, together with the benefit of $46m liquidated damages receipts in 2013 and a $3m liquidated damages receipt in 2012, revenue and operating profit increased by $68m (4.2%) and $44m (7.8%) respectively when translated at constant currency and applying 2012 exchange rates.

Fee revenue2 increased by 4.3%, with Group RevPAR growth of 3.8% over the period (including an increase in average daily rate of 1.8%) and IHG System size growth of 1.6% to 686,873 rooms.

At constant currency, net central overheads decreased from $162m to $157m in 2013 ($155m at actual currency), helped by continued tight cost control, as well as additional technology fee income.

Operating profit margin was 43.2%, up 1.3 percentage points on 2012, after adjusting for owned and leased hotels, managed leases and significant liquidated damages.

Profit before tax increased by $53m to $600m. Adjusted earnings per ordinary share increased by 13.9% to 158.3¢.

1 With effect from 1 January 2013 the Group has adopted IAS 19 (Revised) ‘Employee Benefits’ resulting in an additional charge to operating profit before exceptional items of $9m for the year ended 31 December 2012.

2 Fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages at constant currency.

	12 months ended 31 December
	2013	2012	%
Global total gross revenue	$bn	$bn	change

InterContinental	4.5	4.5	-
Crowne Plaza	4.0	4.0	-
Holiday Inn	6.2	6.3	(1.6)
Holiday Inn Express	5.2	4.8	8.3
Staybridge Suites	0.6	0.6	-
Candlewood Suites	0.6	0.5	20.0
Hotel Indigo	0.2	0.2	-
Other brands	0.3	0.3	-
	____	____	____
Total	21.6	21.2	1.9
	____	____	____

Total gross revenue
One measure of IHG System performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue increased by 1.9% (2.8% increase at constant currency) to $21.6bn. Total gross revenue for Holiday Inn decreased by $0.1bn (1.6%), primarily because the number of rooms open under the brand fell by 6,911, driven by the removal of 10,933 rooms in the US reflecting the Group’s ongoing focus on quality.

	Hotels		Rooms
Global hotel and room count at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	178	8	60,103	2,789
Crowne Plaza	391	(1)	108,891	584
Holiday Inn*	1,216	(31)	224,577	(6,911)
Holiday Inn Express	2,258	66	214,597	8,966
Staybridge Suites	196	7	21,518	822
Candlewood Suites	312	13	29,778	1,103
Hotel Indigo	55	5	6,199	538
Other	91	28	21,210	3,000
	____	____	______	_____
Total	4,697	95	686,873	10,891
	____	____	______	_____
Analysed by ownership type
Franchised	3,977	43	502,187	1,395
Managed	711	53	180,724	9,726
Owned and leased	9	(1)	3,962	(230)
	____	____	______	_____
Total	4,697	95	686,873	10,891
	____	____	______	_____

* Includes 10 Holiday Inn Club Vacations (3,701 rooms) and 38 Holiday Inn Resort properties (8,818 rooms) (2012: 10 Holiday Inn Club Vacations (3,701 rooms) and 37 Holiday Inn Resort properties (8,806 rooms)).

Global hotel and room count
During 2013, the global IHG System (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 95 hotels (10,891 rooms).

The Group continued to expand its global footprint, opening hotels in 33 different countries and territories. More than a third of 2013 openings were in developing markets, as classified by The World Bank, with 21% of the closing rooms balance located in these markets, representing an increase of two percentage points from 31 December 2012. Removals of 142 hotels (24,576 rooms) increased from the previous year (104 hotels, 16,288 rooms) reflecting the Group’s ongoing focus on improving the quality of the estate.

Openings of 237 hotels (35,467 rooms) were 4.6% higher than in 2012. This included 115 hotel openings (12,448 rooms) in the Holiday Inn brand family in The Americas and 33 hotels (4,061 rooms) as part of the US government’s Privatisation of Army Lodgings (PAL) initiative. 23 hotels (7,669 rooms) were opened in Greater China across five brands in 2013, up 1.1% from last year, with the Europe and AMEA regions contributing openings of 21 hotels (3,528 rooms) and 20 hotels (4,495 rooms) respectively.

In May 2013, the Group completed the disposal of its leasehold interest in the InterContinental London Park Lane and on 19 December 2013, announced the disposal of an 80% interest in the InterContinental New York Barclay for gross proceeds of $240m, with IHG holding the remaining 20% interest. The transaction is expected to be completed in the first quarter of 2014. The Group has secured a 30-year management contract on the hotel, with two 10-year extension rights at IHG’s discretion.  In February 2014, the Group signed an agreement to sell the InterContinental Mark Hopkins San Francisco for $120m in cash and enter into a long-term management contract on the hotel.  The hotel had a net book value of $90m at 31 December 2013.

	Hotels		Rooms
Global pipeline at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	51	3	16,860	1,147
Crowne Plaza	94	(4)	28,369	(2,814)
Holiday Inn*	264	21	50,241	5,253
Holiday Inn Express	473	21	54,744	2,984
Staybridge Suites	80	9	8,728	1,184
Candlewood Suites	80	2	6,914	172
Hotel Indigo	51	4	6,807	938
EVEN Hotels	5	4	880	650
HUALUXE	21	6	6,804	1,900
Other	1	1	114	17
	____	____	______	_____
Total	1,120	67	180,461	11,431
	____	____	______	_____
Analysed by ownership type
Franchised	778	34	86,785	3,884
Managed	339	30	93,176	7,047
Owned and Leased	3	3	500	500
	____	____	______	_____
Total	1,120	67	180,461	11,431
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings at 31 December	2013	Change over 2012	2013	Change over 2012

Total	444	88	65,461	11,649
	____	____	______	_____

* Includes 1 Holiday Inn Club Vacations (120 rooms) and 14 Holiday Inn Resort properties (3,163 rooms) (2012: nil Holiday Inn Club Vacations (nil rooms) and 12 Holiday Inn Resort properties (2,390 rooms)).

Global pipeline
At the end of 2013, the global pipeline totalled 1,120 hotels (180,461 rooms), an increase of 67 hotels (11,431 rooms) on 31 December 2012. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

The continued global demand for IHG brands is demonstrated by the Group signing hotels in 38 different countries and territories in 2013, 40% of which were in developing markets. 51% of the closing pipeline at 31 December 2013 was in developing markets, up by one percentage point compared to the previous year, including 30% in Greater China. More than 45% of the pipeline is under construction.

Excluding 35 hotels (4,118 rooms) signed as part of the US government’s PAL initiative, signings increased from 356 hotels (53,812 rooms) to 409 hotels (61,343 rooms) in 2013. This included 280 hotels (39,555 rooms) in the Holiday Inn brand family, up by 22.7% compared to 2012. More than half of this growth was contributed by Greater China, with signings increasing by 4,121 rooms to 7,343 rooms. The Greater China region signed a further 27 hotels (8,005 rooms) across other IHG brands, including the 1,002-room Holiday Inn Express Changbaishan, whilst the pipeline for HUALUXE Hotels & Resorts increased to 21 hotels (6,804 rooms). Four EVEN Hotels (644 rooms), of which three are owned and leased, were signed in The Americas, with the pipeline for this brand standing at five hotels (880 rooms) at the end of 2013. Active management out of the pipeline of deals that have become dormant or no longer viable reduced the pipeline by 18,563 rooms, compared to 31,344 rooms in 2012.

THE AMERICAS
	12 months ended 31 December
	2013	2012	%
Americas results	$m	$m	change

Revenue
Franchised	576	541	6.5
Managed	128	97	32.0
Owned and leased	212	199	6.5
	____	____	____
Total	916	837	9.4
	____	____	____
Operating profit before exceptional items
Franchised	499	466	7.1
Managed	74	48	54.2
Owned and leased	30	24	25.0
	____	____	_____
	603	538	12.1
Regional overheads	(53)	(52)	(1.9)
	____	____	____
Total	550	486	13.2
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2013

Franchised
Crowne Plaza	4.8%
Holiday Inn	2.6%
Holiday Inn Express	3.4%
All brands	3.2%
Managed
InterContinental	12.6%
Crowne Plaza	13.9%
Holiday Inn	10.6%
Staybridge Suites	19.8%
Candlewood Suites	19.3%
All brands	13.9%
Owned and leased
All brands	6.0%

Americas results
In The Americas, the largest proportion of rooms is operated under the franchise business model (91% of rooms in The Americas operate under this model) primarily in the upper midscale segment (Holiday Inn brand family). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental branded hotels are operated under franchise and management agreements. With 3,616 hotels (451,424 rooms), The Americas represented 66% of the Group’s room count and 67% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December  2013. The key profit producing region is the US, although the Group is also represented in each of Latin America, Canada, Mexico and the Caribbean.

Revenue and operating profit before exceptional items increased by $79m (9.4%) to $916m and by $64m (13.2%) to $550m respectively. On an underlying basis, revenue and operating profit increased by $52m (6.5%) and $36m (7.5%) respectively. Revenue and operating profit were adversely impacted by $8m lower fees on the exit of eight Holiday Inn hotels owned by FelCor Lodging Trust but were positively impacted by the benefit of a $31m liquidated damages receipt in 2013 in the managed business, compared to $3m in 2012.

The franchise business drove most of the growth in the region (excluding the liquidated damages in the managed estate). Franchised revenue increased by $35m (6.5%) to $576m. Royalties growth of 4.7% was driven by RevPAR growth of 3.2%, including 3.4% for Holiday Inn Express, together with a 0.7% increase in available rooms. Operating profit increased by $33m (7.1%) to $499m. Fees from initial franchising, relicensing and termination of hotels also increased by $6m compared to 2012.

Managed revenue increased by $31m (32.0%) to $128m and operating profit increased by $26m (54.2%) to $74m. Revenue and operating profit included $34m (2012 $34m) and $nil (2012 $nil) respectively from one managed lease property. Excluding results from this hotel, as well as the benefit of the $31m liquidated damages in 2013 and the $3m in 2012, revenue grew by $4m (6.7%) and operating profit decreased by $2m (4.4%) on a constant currency basis.

Owned and leased revenue increased by $13m (6.5%) to $212m and operating profit grew by $6m (25.0%) to $30m. The increase in revenue was driven by RevPAR growth of 6.0%.

	Hotels		Rooms
Americas hotel and room count at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	51	(2)	17,453	(303)
Crowne Plaza	176	(7)	47,057	(1,673)
Holiday Inn*	786	(34)	138,830	(7,831)
Holiday Inn Express	1,985	54	174,431	6,033
Staybridge Suites	188	5	20,309	522
Candlewood Suites	312	13	29,778	1,103
Hotel Indigo	37	-	4,344	37
Other	81	32	19,222	3,919
	____	____	______	_____
Total	3,616	61	451,424	1,807
	____	____	______	_____
Analysed by ownership type
Franchised	3,394	40	408,875	1,026
Managed	217	21	40,147	564
Owned and leased	5	-	2,402	217
	____	____	______	_____
Total	3,616	61	451,424	1,807
	____	____	______	_____

* Includes 10 Holiday Inn Club Vacations (3,701 rooms) and 18 Holiday Inn Resort properties (4,438 rooms) (2012: 10 Holiday Inn Club Vacations (3,701 rooms) and 17 Holiday Inn Resort properties (4,240 rooms)).

Americas hotel and room count
The Americas System size increased by 61 hotels (1,807 rooms) to 3,616 hotels (451,424 rooms) during 2013. 173 hotels (19,775 rooms) opened in the year, compared to 148 hotels (16,618 rooms) in 2012 and included 33 hotels (4,061 rooms) as part of the US government’s PAL initiative. Openings included 115 hotels (12,448 rooms) in the Holiday Inn brand family, representing more than 60% of the regions openings. 19 hotels (1,705 rooms) opened as Staybridge Suites hotels and Candlewood Suites hotels, IHG’s extended-stay brands.

112 hotels (17,968 rooms) were removed from the Americas System in 2013, compared to 66 hotels (9,199 rooms) in 2012. More than 60% of 2013 removals were Holiday Inn hotels in the US (53 hotels, 10,933 rooms). 13 Crowne Plaza hotels (3,326 rooms) were removed in 2013, partly reflecting the impact of the Group’s Crowne Plaza repositioning programme. The increase in removals reflects the Group’s ongoing focus on improving the quality of the estate, particularly Holiday Inn.

	Hotels		Rooms
Americas pipeline at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	6	2	1,437	512
Crowne Plaza	16	-	3,228	(509)
Holiday Inn*	139	-	19,344	517
Holiday Inn Express	358	13	33,488	1,100
Staybridge Suites	71	7	7,495	847
Candlewood Suites	80	2	6,914	172
Hotel Indigo	23	-	3,118	42
EVEN Hotels	5	4	880	650
Other	1	1	114	114
	____	____	______	_____
Total	699	29	76,018	3,445
	____	____	______	_____
Analysed by ownership type
Franchised	678	19	72,019	1,729
Managed	18	7	3,499	1,216
Owned and leased	3	3	500	500
	____	____	______	_____
Total	699	29	76,018	3,445
	____	____	______	_____

* Includes 1 Holiday Inn Club Vacations (120 rooms) and 5 Holiday Inn Resort properties (694 rooms) (2012: nil Holiday Inn Club Vacations (nil rooms) and 5 Holiday Inn Resort properties (640 rooms)).

Americas pipeline
The Americas pipeline totalled 699 hotels (76,018 rooms) as at 31 December 2013, representing an increase of 29 hotels (3,445 rooms) over 31 December 2012. Strong signings of 305 hotels (33,884 rooms), demonstrating the continued demand for IHG brand hotels, were ahead of last year by 79 hotels (8,348 rooms) and included 35 hotels (4,118 rooms) signed as part of the US government’s PAL initiative. The majority of 2013 signings were within the Holiday Inn brand family (193 hotels, 20,544 rooms), up by 8.9% compared to 2012. Four more hotels (644 rooms) were added for the EVEN Hotels brand, taking the total pipeline to five hotels (880 rooms), with the first hotel for the brand expected to open in 2014. Staybridge Suites and Candlewood Suites, IHG’s extended stay hotel brands, also contributed signings of 57 hotels (5,406 rooms), up by 50.2% compared to 2012.

103 hotels (10,664 rooms) were terminated from the pipeline in 2013, significantly down from terminations in 2012 (183 hotels, 20,795 rooms).

EUROPE
	12 months ended 31 December
	2013	2012	%
Europe results	$m	$m	change

Revenue
Franchised	104	91	14.3
Managed	156	147	6.1
Owned and leased	140	198	(29.3)
	____	____
Total	400	436	(8.3)
	____	____	____
Operating profit before exceptional items
Franchised	79	65	21.5
Managed	30	32	(6.3)
Owned and leased	30	50	(40.0)
	____	____	_____
	139	147	(5.4)
Regional overheads	(34)	(35)	2.9
	____	____	____
Total	105	112	(6.3)
	____	____	____

Europe comparable RevPAR movement on previous year	12 months ended 31 December 2013

Franchised
All brands	1.5%

Managed
All brands	2.0%

Owned and leased
InterContinental	5.3%

Europe results
In Europe, the largest proportion of rooms is operated under the franchise business model primarily in the upper midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised whereas the majority of the InterContinental branded hotels are operated under management agreements. Comprising 629 hotels (102,066 rooms) at the end of 2013, Europe represented 15% of the Group’s room count and 13% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December 2013. Profits are primarily generated from hotels in the UK and Continental European gateway cities.

Revenue and operating profit before exceptional items decreased by $36m (8.3%) to $400m and by $7m (6.3%) to $105m respectively. On an underlying basis, revenue and operating profit increased by $9m (3.4%) and $8m (10.4%) respectively. Overall, RevPAR in Europe increased by 1.7%. The UK achieved RevPAR growth of 3.0%, with particularly strong performance in the final quarter of 2013 with RevPAR increasing 7.3%. RevPAR in Germany increased by 0.8% despite a weaker year-on-year trade fair calendar, whilst IHG hotels in the Commonwealth of Independent States (CIS) collectively achieved RevPAR growth of 2.7%.

Franchised revenue increased by $13m (14.3%) to $104m, whilst operating profit increased by $14m (21.5%) to $79m. Excluding the benefit of a $9m liquidated damages receipt in 2013, revenue and operating profit increased by $4m (4.4%) and $5m (7.7%) respectively. Growth was mainly driven by an increase in royalties of 7.0% (6.3% at constant currency) reflecting RevPAR growth of 1.5%, partly offset by a 0.2% decline in available rooms.

Managed revenue increased by $9m (6.1%) to $156m and operating profit decreased by $2m (6.3%) to $30m. Revenue and operating profit included $89m (2012 $80m) and $2m (2012 $2m) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue was flat and operating profit decreased by $1m (3.3%).

In the owned and leased estate, revenue decreased by $58m (29.3%) to $140m and operating profit decreased by $20m (40.0%) to $30m. At constant currency and excluding the impact of the disposal of the InterContinental London Park Lane, the

Group’s remaining owned hotel in Europe, the InterContinental Paris Le Grand, delivered a revenue increase of $5m (4.6%) with RevPAR growth of 5.3%. Operating profit increased by $4m (23.5%), benefitting from a one-off $3m property tax recovery in the year.
	Hotels		Rooms
Europe hotel and room count at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	31	1	9,525	131
Crowne Plaza	83	(1)	19,522	(44)
Holiday Inn*	282	(6)	45,621	(989)
Holiday Inn Express	215	3	25,371	468
Staybridge Suites	5	1	784	179
Hotel Indigo	13	3	1,243	294
	____	____	______	_____
Total	629	1	102,066	39
	____	____	______	_____
Analysed by ownership type
Franchised	528	-	79,517	(382)
Managed	100	2	22,079	868
Owned and leased	1	(1)	470	(447)
	____	____	______	_____
Total	629	1	102,066	39
	____	____	______	_____

* Includes 2 Holiday Inn Resort properties (212 rooms) (2012: 3 Holiday Inn Resort properties (362 rooms)).

Europe hotel and room count
During 2013, Europe System size increased by one hotel (39 rooms) to 629 hotels (102,066 rooms). The Group opened 21 hotels (3,528 rooms) in Europe in 2013, compared to 39 hotels (5,477 rooms) in 2012. 2013 openings included two InterContinental hotels, the 194-room InterContinental Marseille - Hotel Dieu, the fourth for the brand in France, and the 216-room InterContinental Davos in Switzerland. Three further Hotel Indigo properties (293 rooms) were opened in 2013, comprising a third hotel for the brand in Germany and first openings in Spain and Israel.

20 hotels (3,489 rooms) left the Europe System in the period, compared to 23 hotels (3,335 rooms) in the previous year.

	Hotels		Rooms
Europe pipeline at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	2	-	653	249
Crowne Plaza	12	-	2,624	(145)
Holiday Inn	35	15	6,612	2,345
Holiday Inn Express	43	-	6,016	(268)
Staybridge Suites	3	2	298	130
Hotel Indigo	15	2	1,576	284
	____	____	______	_____
Total	110	19	17,779	2,595
	____	____	______	_____
Analysed by ownership type
Franchised	97	14	14,119	1,933
Managed	13	5	3,660	662
	____	____	______	_____
Total	110	19	17,779	2,595
	____	____	______	_____

Europe pipeline
The Europe pipeline totalled 110 hotels (17,779 rooms) as at 31 December 2013, representing an increase of 19 hotels (2,595 rooms) over 31 December 2012. New signings of 50 hotels (7,542 rooms), compared to 48 hotels (7,023 rooms) in 2012, included 18 hotel signings in the UK (2,436 rooms), including signings for six different brands in London, notably the 453-room InterContinental London - The O2. The Group also signed six new hotels (1,116 rooms) in Germany and ten new hotels (1,737 rooms) in countries in the CIS.

10 hotels (1,419 rooms) were removed from the pipeline in 2013, compared to 16 hotels (3,044 rooms) in 2012.

ASIA, MIDDLE EAST & AFRICA (AMEA)
	12 months ended 31 December
	2013	2012	%
AMEA results	$m	$m	change

Revenue
Franchised	16	18	(11.1)
Managed	170	152	11.8
Owned and leased	44	48	(8.3)
	____	____	_____
Total	230	218	5.5
	____	____	____
Operating profit before exceptional items
Franchised	12	12	-
Managed	92	90	2.2
Owned and leased	4	6	(33.3)
	____	____	_____
	108	108	-
Regional overheads	(22)	(20)	(10.0)
	____	____	____
Total	86	88	(2.3)
	____	____	_____

AMEA comparable RevPAR movement on previous year	12 months ended 31 December 2013

Franchised
All brands	9.6%
Managed
All bands	5.6%

AMEA results
In AMEA, 81% of rooms are operated under the managed business model. The region’s hotels are in the luxury, upscale and upper midscale segments. Comprising 244 hotels (64,838 rooms) at 31 December 2013, AMEA represented 9% of the Group’s room count and 10% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December 2013.

Revenue increased by $12m (5.5%) to $230m and operating profit decreased by $2m (2.3%) to $86m. On an underlying basis, revenue and operating profit decreased by $6m (2.8%) and $7m (8.0%) respectively. The results included a $6m benefit from liquidated damages in 2013. RevPAR increased by 6.1%, with 3.0% growth in average daily rate. AMEA is a geographically diverse region and performance is impacted by political and economic factors affecting different countries. The Middle East delivered RevPAR growth of 2.9%, driven by strength in the United Arab Emirates and Saudi Arabia, though continuing political uncertainty impacted some of our other markets in the region, particularly Egypt and Lebanon. Performance in Japan was strong, with RevPAR increasing by 9.6%, whilst Australia also achieved solid RevPAR growth of 2.8%. RevPAR growth in developing markets remained buoyant, led by 12.2% RevPAR growth in Indonesia. Revenue and operating profit growth were muted by a $6m negative year-on-year impact from the renewal of a small number of long-standing contracts onto current commercial terms. In addition, there was a $4m negative impact from similar contracts that were not renewed.

Franchised revenue decreased by $2m (11.1%) to $16m, whilst operating profit was flat at $12m.

Managed revenue and operating profit increased by $18m (11.8%) to $170m and by $2m (2.2%) to $92m respectively. During 2013, a new property opened under an operating lease structure, with the same characteristics as a management contract, contributing revenue of $21m and operating profit of $1m. Excluding this property together with the benefit of the $6m liquidated damages receipt in 2013, revenue and operating profit decreased by $4m (2.6%) and $4m (4.4%) respectively at constant currency. RevPAR increased by 5.6%, with AMEA System size up 2.6%.

In the owned and leased estate, revenue and operating profit decreased by $4m (8.3%) to $44m and by $2m (33.3%) to $4m respectively, driven by a 7.3% RevPAR decline.

	Hotels		Rooms
AMEA hotel and room count at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	67	2	21,383	592
Crowne Plaza	67	2	19,078	519
Holiday Inn*	81	6	18,464	1,024
Holiday Inn Express	16	4	3,500	623
Staybridge Suites	3	1	425	121
Other	10	(3)	1,988	(778)
	____	____	______	_____
Total	244	12	64,838	2,101
	____	____	______	_____
Analysed by ownership type
Franchised	51	3	11,611	751
Managed	191	9	52,640	1,350
Owned and leased	2	-	587	-
	____	____	______	_____
Total	244	12	64,838	2,101
	____	____	______	_____

* Includes 14 Holiday Inn Resort properties (2,965 rooms) (2012: 14 Holiday Inn Resort properties (3,311 rooms)).

AMEA hotel and room count
The AMEA hotel and room count in the year increased by 12 hotels (2,101 rooms) to 244 hotels (64,838 rooms). The level of openings increased from 16 hotels (4,243 rooms) in 2012 to 20 hotels (4,495 rooms) in 2013. This included two hotel openings (624 rooms) for the InterContinental brand, including the 272-room InterContinental Osaka, and five hotels in India (818 rooms) in 2013, including Crowne Plaza and Holiday Inn conversions in New Delhi’s emerging business district of Mayur Vihar.

Eight hotels (2,394 rooms) were removed from the AMEA System in 2013, compared to 12 hotels (2,589 rooms) in 2012.

	Hotels		Rooms
AMEA pipeline at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	21	1	5,378	12
Crowne Plaza	14	(4)	4,048	(1,297)
Holiday Inn*	49	2	12,341	1,446
Holiday Inn Express	39	4	7,980	889
Staybridge Suites	6	-	935	207
Hotel Indigo	8	2	1,392	460
	____	____	______	_____
Total	137	5	32,074	1,717
	____	____	______	_____
Analysed by ownership type
Franchised	3	1	647	222
Managed	134	4	31,427	1,495
	____	____	______	_____
Total	137	5	32,074	1,717
	____	____	______	_____

* Includes 6 Holiday Inn Resort properties (1,579 rooms) (2012: 4 Holiday Inn Resort properties (900 rooms)).

AMEA pipeline
The AMEA pipeline totalled 137 hotels (32,074 rooms) as at 31 December 2013, compared to 132 hotels (30,357 rooms) as at 31 December 2012. Signings of 36 hotels (8,687 rooms) were broadly in line with last year and included 26 hotels (6,546 rooms) in the Holiday Inn brand family, notably the 1,230-room Holiday Inn Makkah Al Azizah in Saudi Arabia, which is set to be the largest Holiday Inn in the world when it opens. Three InterContinental hotels (671 rooms) were signed during 2013, including the 140-room InterContinental Sydney Double Bay in Australia.

11 hotels (2,475 rooms) were removed from the pipeline in 2013, compared to 10 hotels (2,850 rooms) in 2012.

GREATER CHINA
	12 months ended 31 December
	2013	2012	%
Greater China results	$m	$m	change

Revenue
Franchised	3	3	-
Managed	92	89	3.4
Owned and leased	141	138	2.2
	____	____	_____
Total	236	230	2.6
	____	____	____
Operating profit before exceptional items
Franchised	5	4	25.0
Managed	51	51	-
Owned and leased	47	45	4.4
	____	____	_____
	103	100	3.0
Regional overheads	(21)	(19)	(10.5)
	____	____	____
Total	82	81	1.2
	____	____	_____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2013

Managed
All brands	0.6%
Owned and leased
InterContinental	(0.1)%

Greater China results
In Greater China, 96% of rooms are operated under the managed business model. The majority of hotels are in the upscale and upper midscale segments. Comprising 208 hotels (68,545 rooms) at 31 December 2013, Greater China represented 10% of the Group’s room count and 10% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December 2013.

Revenue and operating profit before exceptional items increased by $6m (2.6%) to $236m and by $1m (1.2%) to $82m respectively. On an underlying basis, revenue and operating profit increased by $6m (2.6%) and $2m (2.5%) respectively. Overall the region achieved RevPAR growth of 1.0% representing a significant decrease on the 5.4% growth achieved in 2012.

Franchised revenue was flat at $3m and operating profit increased by $1m (25.0%) to $5m.

Managed revenue increased by $3m (3.4%) to $92m and operating profit was flat at $51m. RevPAR increased by 0.6%, whilst the Greater China System size grew by 11.8%, driving a 9.2% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 3.0%. Operating profit was partly offset by increased investment to drive future growth.

Owned and leased revenue at the InterContinental Hong Kong increased by $3m (2.2%) to $141m, driven by a 4.5% increase in total gross revenue derived from non-rooms business, although this was partly offset by a RevPAR decline of 0.1%. Operating profit increased by $2m (4.4%) to $47m.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	29	7	11,742	2,369
Crowne Plaza	65	5	23,234	1,782
Holiday Inn*	67	3	21,662	885
Holiday Inn Express	42	5	11,295	1,842
Hotel Indigo	5	2	612	207
Other	-	(1)	-	(141)
	____	____	______	_____
Total	208	21	68,545	6,944
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	203	21	65,858	6,944
Owned and leased	1	-	503	-
	____	____	______	_____
Total	208	21	68,545	6,944
	____	____	______	_____

* Includes 4 Holiday Inn Resort properties (1,203 rooms) (2012: 3 Holiday Inn Resort properties (893 rooms)).

Greater China hotel and room count
The Greater China hotel and room count in the year increased by 21 hotels (6,944 rooms) to 208 hotels (68,545 rooms). 23 hotels (7,669 rooms) opened during 2013, broadly in line with 2012. InterContinental System size increased by 7 hotels (2,369 rooms) to 29 hotels (11,742 rooms), with openings including the 294-room InterContinental Sanya Haitang Bay Resort, a second for the brand on the island resort destination of Sanya. The Group also celebrated its 200th opening in Greater China in 2013 with the opening of the 141-room InterContinental Shanghai Ruijin. A further two Hotel Indigo properties (208 rooms) were opened, including a first for the brand in Hong Kong.

Two hotels (725 rooms) were removed from the Greater China System in 2013.

	Hotels		Rooms
Greater China pipeline at 31 December	2013	Change over 2012	2013	Change over 2012

Analysed by brand
InterContinental	22	-	9,392	374
Crowne Plaza	52	-	18,469	(863)
Holiday Inn*	41	4	11,944	945
Holiday Inn Express	33	4	7,260	1,263
Hotel Indigo	5	-	721	152
HUALUXE	21	6	6,804	1,900
Other	-	-	-	(97)
	____	____	______	_____
Total	174	14	54,590	3,674
	____	____	______	_____
Analysed by ownership type
Managed	174	14	54,590	3,674
	____	____	______	_____
Total	174	14	54,590	3,674
	____	____	______	_____

* Includes 3 Holiday Inn Resort properties (890 rooms) (2012: 3 Holiday Inn Resort properties (850 rooms)).

Greater China pipeline
The Greater China pipeline totalled 174 hotels (54,590 rooms) as at 31 December 2013, compared to 160 hotels (50,916 rooms) as at 31 December 2012. Signings of 53 hotels (15,348 rooms) increased from 46 hotels (13,387 rooms) in 2012. Seven InterContinental hotels (2,129 rooms) were signed, together with 11 Crowne Plaza hotels (3,528 rooms), whilst the total pipeline for the HUALUXE Hotels & Resorts brand increased to 21 hotels (6,804 rooms). 26 hotels (7,343 rooms) were signed in the Holiday Inn brand family, including the 1,002-room Holiday Inn Express Changbaishan, which subsequently opened as the Group’s largest Holiday Inn Express in 2013.

16 hotels (4,005 rooms) were removed from the pipeline in 2013.

CENTRAL
	12 months ended 31 December
	2013	2012	%
Central results	$m	$m	change

Revenue	121	114	6.1
Gross central costs	(276)	(276)	-
	____	____	_____
Net central costs	(155)	(162)	4.3
	_____	_____	_____

Central Results
Central revenue, mainly comprising technology fee income, increased by $7m (6.1%) to $121m, driven by increases to both RevPAR and IHG System size over 2013. Gross central costs were flat at $276m in 2013, reflecting continued tight cost control.

SYSTEM FUND
	12 months ended 31 December
	2013	2012	%
System Fund results	$m	$m	change

Assessment fees and contributions received from hotels	1,154	1,106	4.3
Proceeds from sale of IHG Rewards Club points	153	144	6.3
	____	____	_____
Total	1,307	1,250	4.6
	_____	____	_____

System Fund Results
In the year to 31 December 2013, System Fund income increased by 4.6% to $1,307m primarily as a result of growth in hotel room revenues due to increases in RevPAR and IHG System size. The increase in proceeds from the sale of IHG Rewards Club points mainly reflects the continued strong performance of co-brand credit card schemes.

In addition to management or franchise fees, hotels within the IHG System pay assessments and contributions which are collected by IHG for specific use within the System Fund. The System Fund also receives proceeds from the sale of IHG Rewards Club points. The System Fund is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

The System Fund is used to pay for marketing, the IHG Rewards Club loyalty programme and the global reservation system. The operation of the System Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the System Fund are not included in the Group Income Statement.

OTHER FINANCIAL INFORMATION

Exceptional operating items
Exceptional operating items totalled a net profit of $5m. Exceptional gains included $166m from the sale of the InterContinental London Park Lane on 1 May 2013 and $6m in relation to the sale of a hotel by an associate in The Americas. Exceptional charges included $147m arising from the buy-in of the Group’s UK funded pension benefit obligations with the insurer, Rothesay Life, on 15 August 2013, $10m relating to an agreed settlement in respect of a commercial claim and $10m relating to costs incurred in support of the worldwide rebranding of IHG Rewards Club.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses increased by $19m to $73m reflecting an increase in average net debt levels and the issuance of the 10-year £400m public bond in November 2012 with a coupon of 3.875%.

Financing costs included $2m (2012 $2m) of interest costs associated with the IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded.  Financing costs in 2013 also included $19m (2012 $19m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on operating profit excluding the impact of exceptional items was 29% (2012 27%). Excluding the impact of prior year items the equivalent tax rate would be 32% (2012 30%). This rate is higher than the average UK statutory rate of 23.25% (2012 24.5%) due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $51m (2012 credit of $142m). In 2013 the charge comprised $6m relating to the exceptional operating items and $64m consequent upon the disposal of the InterContinental London Park Lane, offset by a credit of $19m relating to an internal restructuring. In 2012 this represented, primarily, the recognition of $104m of deferred tax assets whose value had become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions.

Net tax paid in 2013 totalled $97m (2012 $122m) including $5m paid (2012 $3m) in respect of disposals. Tax paid represents an effective rate of 16% (2012 22%) on total profits and is lower than the effective income statement tax rate of 29% primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Earnings per ordinary share
Basic earnings per ordinary share in 2013 was 140.9¢, compared with 187.1¢ in 2012. Adjusted earnings per ordinary share was 158.3¢, against 139.0¢ in 2012.

Dividends
The Board has proposed a final dividend per ordinary share of 47.0¢ (28.1p). With the interim dividend per ordinary share of 23.0¢ (15.1p), the full-year dividend per ordinary share for 2013 will total 70.0¢ (43.2p), an increase of 9% over 2012. On 4 October 2013, a special dividend of 133.0¢ (87.1p) per ordinary share amounting to $355m was paid to shareholders.

Share price and market capitalisation
The IHG share price closed at £20.13 on 31 December 2013, up from £17.07 on 31 December 2012. The market capitalisation of the Group at the year-end was £5.4bn.

Capital structure and liquidity management
During the year, $624m of cash was generated from operating activities, of which $409m was invested in capital expenditure. After shareholder returns of $816m, including a $355m special dividend and $283m of share buybacks, net debt at 31 December 2013 was $1,153m, an increase over the year of $79m. Net debt included $215m in respect of the finance lease obligations for the InterContinental Boston and $2m in respect of currency swaps related to the £250m sterling bond.

In November 2012, the Group issued a 10-year £400m public bond under its Medium Term Notes programme at a coupon of 3.875%. The Group issued its first bond under the programme in December 2009 which was a seven-year £250m public bond at a coupon of 6%, which was immediately swapped into US dollar debt using currency swaps.

The Group refinanced its bank debt in November 2011, putting in place a five-year $1.07bn syndicated bank facility which matures in November 2016. This facility was undrawn at the year-end.

Additional funding is provided by a finance lease on the InterContinental Boston.

	2013	2012
Net debt* at 31 December	$m	$m

Borrowings:
Sterling	654	638
US Dollar	629	626
Other	4	5
Cash and cash equivalents	(134)	(195)
	____	____
Net debt	1,153	1,074
	____	____

Average debt levels	985	651
	____	____

* Including the impact of currency derivatives.
	2013	2012
Facilities at 31 December	$m	$m

Committed	1,074	1,075
Uncommitted	80	96
	____	____
Total	1,154	1,171
	____	____

Interest risk profile of gross debt for major currencies at 31 December	2013%	2012%

At fixed rates	100	100

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2013

	Year ended 31 December 2013			Year ended 31 December 2012 (restated*)
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,903	-	1,903	1,835	-	1,835
Cost of sales	(784)	-	(784)	(772)	-	(772)
Administrative expenses	(374)	(167)	(541)	(372)	(16)	(388)
Share of profits of associates and joint ventures	2	6	8	3	-	3
Other operating income and expenses	6	166	172	5	(11)	(6)
	_____	____	____	_____	____	____
	753	5	758	699	(27)	672

Depreciation and amortisation	(85)	-	(85)	(94)	-	(94)
Impairment	-	-	-	-	23	23
	_____	____	____	_____	____	____

Operating profit (note 3)	668	5	673	605	(4)	601
Financial income	5	-	5	3	-	3
Financial expenses	(78)	-	(78)	(57)	-	(57)
	_____	____	____	_____	____	____

Profit before tax	595	5	600	551	(4)	547

Tax (note 5)	(175)	(51)	(226)	(151)	142	(9)
	_____	____	____	_____	____	____
Profit for the year from continuing operations	420	(46)	374	400	138	538
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	418	(46)	372	399	138	537
Non-controlling interest	2	-	2	1	-	1
	____	____	____	____	____	____
	420	(46)	374	400	138	538
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			140.9¢			187.1¢
Diluted			139.3¢			183.9¢
Adjusted	158.3¢			139.0¢
Adjusted diluted	156.6¢			136.6¢
	====		====	====		====

*	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see note 1)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2013

	2013 Year ended 31 December $m	2012 Year ended 31 December (restated*) $m

Profit for the year	374	538

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	28	1
Losses relating to cash flow hedges reclassified to financial expenses	-	1
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $2m (2012 $3m)	(35)	24
Exchange losses reclassified to profit on hotel disposal	46	-
	____	____
	39	26
Items that will not be reclassified to profit or loss:
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $20m (2012 credit of $5m)	20	(10)
Tax related to pension contributions	-	18
	____	____
	20	8

	____	____
Total other comprehensive income for the year	59	34
	____	____
Total comprehensive income for the year	433	572
	====	====

Attributable to:
Equity holders of the parent	433	571
Non-controlling interest	-	1
	_____	_____
	433	572
	=====	=====

*	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see note 1)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2013

	Year ended 31 December 2013
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	179	(2,652)	2,781	9	317

Total comprehensive income for the year	-	41	392	-	433
Issue of ordinary shares	5	-	-	-	5
Repurchase of shares	-	-	(283)	-	(283)
Movement in shares in employee share trusts	-	11	(61)	-	(50)
Equity-settled share-based cost	-	-	27	-	27
Tax related to share schemes	-	-	11	-	11
Equity dividends paid	-	-	(533)	(1)	(534)
Exchange adjustments	5	(5)	-	-	-
	_____	_____	____	____	____
At end of the year	189	(2,605)	2,334	8	(74)
	=====	=====	====	====	====

	Year ended 31 December 2012
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	162	(2,650)	3,035	8	555

Total comprehensive income for the year	-	26	545	1	572
Issue of ordinary shares	10	-	-	-	10
Repurchase of shares	(1)	-	(106)	-	(107)
Transfer to capital redemption reserve	-	1	(1)	-	-
Transaction costs relating to shareholder returns	-	-	(2)	-	(2)
Movement in shares in employee share trusts	-	(21)	(63)	-	(84)
Equity-settled share-based cost	-	-	27	-	27
Tax related to share schemes	-	-	20	-	20
Equity dividends paid	-	-	(679)	-	(679)
Share of reserve in equity accounted investment	-	-	5	-	5
Exchange adjustments	8	(8)	-	-	-
	_____	_____	____	____	____
At end of the year	179	(2,652)	2,781	9	317
	=====	=====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2013
	2013 31 December	2012 31 December
	$m	$m
ASSETS
Property, plant and equipment	1,169	1,056
Goodwill	80	93
Intangible assets	438	354
Investment in associates and joint ventures	85	84
Retirement benefit assets	7	99
Other financial assets	236	155
Non-current tax receivable	16	24
Deferred tax assets	108	204
	_____	_____
Total non-current assets	2,139	2,069
	_____	_____
Inventories	4	4
Trade and other receivables	423	422
Current tax receivable	12	31
Derivative financial instruments	1	2
Other financial assets	12	6
Cash and cash equivalents	134	195
	_____	_____
Total current assets	586	660
Non-current assets classified as held for sale	228	534
	______	______
Total assets (note 3)	2,953	3,263
	=====	=====
LIABILITIES
Loans and other borrowings	(16)	(16)
Trade and other payables	(748)	(709)
Provisions	(3)	(1)
Current tax payable	(47)	(54)
	_____	_____
Total current liabilities	(814)	(780)
	_____	_____
Loans and other borrowings	(1,269)	(1,242)
Derivative financial instruments	(11)	(19)
Retirement benefit obligations	(184)	(187)
Trade and other payables	(574)	(563)
Provisions	-	(1)
Deferred tax liabilities	(175)	(93)
	_____	_____
Total non-current liabilities	(2,213)	(2,105)
Liabilities classified as held for sale	-	(61)
	_____	_____
Total liabilities	(3,027)	(2,946)
	=====	=====
Net (liabilities)/assets	(74)	317
	=====	=====
EQUITY
Equity share capital	189	179
Capital redemption reserve	12	11
Shares held by employee share trusts	(38)	(48)
Other reserves	(2,906)	(2,901)
Unrealised gains and losses reserve	100	72
Currency translation reserve	227	214
Retained earnings	2,334	2,781
	______	______
IHG shareholders’ equity	(82)	308
Non-controlling interest	8	9
	______	______
Total equity	(74)	317
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2013
	2013 Year ended 31 December	2012 Year ended 31 December (restated*)
	$m	$m

Profit for the year	374	538
Adjustments for:
Net financial expenses	73	54
Income tax charge	226	9
Depreciation and amortisation	85	94
Impairment	-	(23)
Other exceptional operating items	(5)	27
Equity-settled share-based cost	22	22
Dividends from associates and joint ventures	5	1
Other items	2	(3)
	_____	_____
Operating cash flow before movements in working capital	782	719
Net change in loyalty programme liability and System Fund surplus	61	57
Other changes in net working capital	(1)	(24)
Utilisation of provisions	(3)	(12)
Retirement benefit contributions, net of cost	(18)	(95)
Cash flows relating to exceptional operating items	(33)	(6)
	_____	_____
Cash flow from operations	788	639
Interest paid	(74)	(50)
Interest received	2	2
Tax paid on operating activities	(92)	(119)
	_____	_____
Net cash from operating activities	624	472
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(159)	(44)
Purchase of intangible assets	(86)	(84)
Investment in other financial assets	(154)	(2)
Investment in associates and joint ventures	(10)	(3)
Disposal of hotel assets, net of costs	460	4
Proceeds from other financial assets	109	4
Distribution from associate on sale of hotel	17	-
Proceeds from other associates and joint ventures	3	-
Tax paid on disposals	(5)	(3)
	_____	_____
Net cash from investing activities	175	(128)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	5	10
Purchase of own shares	(283)	(107)
Purchase of own shares by employee share trusts	(44)	(84)
Dividends paid to shareholders	(533)	(679)
Dividends paid to non-controlling interests	(1)	-
Transaction costs relating to shareholder returns	-	(2)
Issue of long-term bonds	-	632
Decrease in other borrowings	(1)	(99)
	_____	_____
Net cash from financing activities	(857)	(329)
	_____	_____
Net movement in cash and cash equivalents in the year	(58)	15
Cash and cash equivalents at beginning of the year	195	182
Exchange rate effects	(3)	(2)
	_____	_____
Cash and cash equivalents at end of the year	134	195
	=====	=====

* Restated for the adoption of IAS 19R ‘Employee Benefits’ (see note 1)

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2013 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.   Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2012.

With effect from 1 January 2013, the Group has adopted IAS 19 (Revised) ‘Employee Benefits’ which introduces a number of changes to accounting for defined benefit plans, including the removal of expected returns on plan assets from the income statement.  Instead, there is a requirement to recognise interest on the net defined benefit asset/liability (after any asset restrictions), calculated using the discount rate used to measure the defined benefit obligation.  This change in accounting policy has required restatements of the Group income statement, Group statement of comprehensive income and Group statement of cash flows for the year ended 31 December 2012, resulting in an additional charge to operating profit of $9m with an equivalent reduction in actuarial losses in other comprehensive income.  The tax impacts of the adjustments are a $2m credit to the income statement with an equivalent charge against the reduced actuarial losses in other comprehensive income.  Basic, diluted, adjusted and adjusted diluted earnings per share are reduced by 2.4, 2.4, 2.5 and 2.4 cents respectively.  There has been no change to previously reported retained earnings or balance sheet amounts.

The Group has also adopted IAS 1 (Amendment) ‘Presentation of Items of Other Comprehensive Income’, which changes the grouping of items presented in the Group’s statement of comprehensive income so that items which may be reclassified to profit or loss in the future are presented separately from items that will never be reclassified.  The amendment affects presentation only and has had no impact on the Group’s financial position or performance.

In addition, with effect from 1 January 2013, the Group has implemented IAS 28 (Amendment) ‘Investments in Associates and Joint Ventures’, IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IFRS 13 ‘Fair Value Measurement’.  The adoption of these standards has had no material impact on the Group’s financial performance or position and there has been no requirement to restate prior year comparatives.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.64 (2012 $1=£0.63). In the case of the euro, the translation rate is $1 = €0.75 (2012 $1 = €0.78).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.60 (2012 $1 = £0.62). In the case of the euro, the translation rate is $1 = €0.73 (2012 $1 = €0.76).

3.	Segmental information

	Revenue
		2013	2012
		$m	$m

	Americas	916	837
	Europe	400	436
	AMEA	230	218
	Greater China	236	230
	Central	121	114
		____	____
	Total revenue	1,903	1,835
		====	====

	All results relate to continuing operations.

Profit	2013 $m	2012 (restated*) $m

Americas	550	486
Europe	105	112
AMEA	86	88
Greater China	82	81
Central	(155)	(162)
	____	____
Reportable segments’ operating profit	668	605
Exceptional operating items (note 4)	5	(4)
	____	____
Operating profit	673	601

Net finance costs	(73)	(54)
	____	____
Profit before tax	600	547
	====	====

All results relate to continuing operations.
* Restated for the adoption of IAS 19R ‘Employee Benefits’ (see note 1)

Assets	2013 $m	2012 $m

Americas	1,079	957
Europe	654	928
AMEA	253	282
Greater China	392	390
Central	304	250
	____	____
Segment assets	2,682	2,807

Unallocated assets:
Non-current tax receivable	16	24
Deferred tax assets	108	204
Current tax receivable	12	31
Derivative financial instruments	1	2
Cash and cash equivalents	134	195
	____	____
Total assets	2,953	3,263
	====	====

4.	Exceptional items
		2013 $m	2012 $m
	Continuing operations:
	Exceptional operating items
	Administrative expenses:
	Litigation (a)	(10)	-
	Loyalty programme rebranding costs (b)	(10)	-
	Pension settlement loss (c)	(147)	-
	Reorganisation costs (d)	-	(16)
		____	____
		(167)	(16)
	Share of profits of associates and joint ventures:
	Share of gain on disposal of a hotel (e)	6	-

	Other operating income and expenses:
	Gain/(loss) on disposal of hotels (f)	166	(2)
	Write-off of software (g)	-	(18)
	Demerger liability released (h)	-	9
		____	____
		166	(11)
	Impairment:
	Reversals of previously recorded impairment:
	Property, plant and equipment (i)	-	23
		____	____
		5	(4)
		====	====
	Tax
	Tax on exceptional operating items	(6)	1
	Exceptional tax (j)	(45)	141
		____	____
		(51)	142
		====	====

These items are treated as exceptional by reason of their size or nature.
a)	Relates to an agreed settlement.
b)	Relates to costs incurred in support of the worldwide rebranding of IHG Rewards Club that was announced 1 July 2013.
c)	Arises from a buy-in of the Group’s UK funded defined benefit obligations with the insurer, Rothesay Life, on 15 August 2013.
d)	Arose from a reorganisation of the Group’s support functions together with a restructuring within the AMEA region.
e)	Relates to the sale of a hotel owned by an associate in the Americas region.
f)	Relates to the sale of the InterContinental London Park Lane on 1 May 2013 and, in 2012, related to the sale of an interest in a hotel in the Europe region.
g)	Resulted from a reassessment of the ongoing value of elements of the technology infrastructure.
h)	Resulted from a release of a liability no longer required which arose on the demerger of the Group from Six Continents PLC.
i)	Related to the reversal of a previously recorded impairment charge on a North American hotel.
j)
In 2013, comprises a deferred tax charge of $63m consequent upon the disposal of the InterContinental London Park Lane hotel, together with charges and credits of $38m and $19m respectively from associated restructurings (including intra-group dividends) and refinancings, offset by the recognition of $37m of previously unrecognised tax credits.  In 2012, represented the recognition of $104m of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value had become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions.

5.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 29% (2012 27%) analysed as follows.

	2013	2013	2013	2012 (restated*)	2012 (restated*)	2012 (restated*)
Year ended 31 December	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	595	(175)	29%	551	(151)	27%

Exceptional items	5	(51)		(4)	142
	____	____		____	____
	600	(226)		547	(9)
	====	====		====	====
Analysed as:
UK tax		(1)			16
Foreign tax		(225)			(25)
		____			____
		(226)			(9)
		====			====

* Restated for the adoption of IAS 19R ‘Employee Benefits’ (see note 1)

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

Continuing and total operations	2013	2012 (restated*)

Basic earnings per ordinary share
Profit available for equity holders ($m)	372	537
Basic weighted average number of ordinary shares (millions)	264	287
Basic earnings per ordinary share (cents)	140.9	187.1
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	372	537
Diluted weighted average number of ordinary shares (millions)	267	292
Diluted earnings per ordinary share (cents)	139.3	183.9
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	372	537
Adjusting items (note 4):
Exceptional operating items ($m)	(5)	4
Tax on exceptional operating items ($m)	6	(1)
Exceptional tax ($m)	45	(141)
	____	____
Adjusted earnings ($m)	418	399
Basic weighted average number of ordinary shares (millions)	264	287
Adjusted earnings per ordinary share (cents)	158.3	139.0
	====	====
Diluted weighted average number of ordinary shares (millions)	267	292
Adjusted diluted earnings per ordinary share (cents)	156.6	136.6
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2013 millions	2012 millions
Basic weighted average number of ordinary shares	264	287
Dilutive potential ordinary shares – employee share options	3	5
	____	____
	267	292
	====	====

* Restated for the adoption of IAS 19R ‘Employee Benefits’ (see note 1)

7.	Dividends and shareholder returns
		2013 cents per share	2012 cents per share	2013 $m	2012 $m
	Paid during the year:
	Final (declared for previous year)	43.0	39.0	115	113
	Interim	23.0	21.0	63	61
	Special	133.0	172.0	355	505
		____	____	____	____
		199.0	232.0	533	679
		====	====	====	====

	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December)
	Final	47.0	43.0	121	115
		====	====	====	====

Under the $500m share buyback programme announced 7 August 2012, 9,773,912 shares were repurchased in the year to 31 December 2013 for a consideration of $283m, increasing the total amount repurchased to $390m.  All of the shares repurchased in 2013 were held as Treasury shares at 31 December 2013, the cost of which has been deducted from retained earnings.  There were no Treasury shares held at 31 December 2012 or earlier.

On 6 August 2013, the Group also announced a special dividend of 133.0 cents per share amounting to $355m which was paid to shareholders on 4 October 2013.

8.	Net debt
		2013	2012
		$m	$m

	Cash and cash equivalents	134	195
	Loans and other borrowings – current	(16)	(16)
	Loans and other borrowings – non-current	(1,269)	(1,242)
	Derivatives hedging debt values*	(2)	(11)
		____	____
	Net debt	(1,153)	(1,074)
		====	====
	Finance lease obligation included above	(215)	(212)
		====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

9.	Movement in net debt
		2013	2012
		$m	$m

	Net (decrease)/increase in cash and cash equivalents	(58)	15
	Add back cash flows in respect of other components of net debt:
	Issue of long-term bonds	-	(632)
	Decrease in other borrowings	1	99
		____	____
	Increase in net debt arising from cash flows	(57)	(518)

	Non-cash movements:
	Finance lease obligation	(3)	(3)
	Exchange and other adjustments	(19)	(15)
		____	____
	Increase in net debt	(79)	(536)

	Net debt at beginning of the year	(1,074)	(538)
		____	____
	Net debt at end of the year	(1,153)	(1,074)
		====	====

10.	Fair values
	The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities at 31 December 2013:
		Carrying value $m	Fair value $m
	Financial assets:
	Equity securities available-for-sale	136	136
	Loans and receivables	112	112
		_____	_____
	Other financial assets	248	248
		=====	=====
	Financial liabilities:
	£250m 6% bonds 2016	(412)	(461)
	£400m 3.875% bonds 2022	(654)	(650)
	Finance lease obligations	(215)	(233)
	Derivatives	(11)	(11)
	Other borrowings	(4)	(4)
		_____	_____
		(1,296)	(1,359)
		=====	=====

Equity securities available-for-sale and derivatives are held in the Group statement of financial position at fair value as set out below.  The fair value of loans and receivables approximates book value based on prevailing market rates.  The fair value of the £250m and £400m bonds is based on their quoted market price. The fair value of finance lease obligations is calculated by discounting future cash flows at prevailing interest rates. The fair value of other borrowings approximates book value as interest rates reset to market rates on a frequent basis.

The following table provides the fair value measurement hierarchy of the above assets and liabilities, other than those with carrying amounts which are reasonable approximations of their fair values:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	Level 1 $m	Level 2 $m	Level 3 $m	2013 31 December Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	9	-	-	9
Unquoted equity shares	-	-	127	127

Liabilities
£250m 6% bonds 2016	(461)	-	-	(461)
£400m 3.875% bonds 2022	(650)	-	-	(650)
Finance lease obligations	-	(233)	-	(233)
Derivatives	-	(11)	-	(11)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

The Level 2 derivative financial instruments consist of currency swaps which are fair valued using data from observable swap curves, adjusted to take account of the Group’s own credit risk.

The Level 3 equity securities relate to investments in unlisted shares which are fair valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets.  The average P/E ratio used for the year was 23.9 and a non-marketability factor of 30% is applied.  A 10% increase in the average P/E ratio would result in a $5m increase in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $5m decrease in the fair value of the investments.  A 10% increase in net assets would result in a $5m increase in the fair value of investments and a 10% decrease in net assets would result in a $5m decrease in the fair value of the investments.

The following table reconciles movements in instruments classified as Level 3 during the year:

				2013 31 December $m

At 1 January 2013				94
Additions				8
Valuation gains recognised in other comprehensive income				25
				____
At 31 December 2013				127
				====

11.	Commitments and contingencies

At 31 December 2013, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $83m (2012 $81m).  The Group has also committed to invest up to $61m in three investments accounted for under the equity method of which $41m had been spent at 31 December 2013.

At 31 December 2013, the Group had no contingent liabilities (2012 $1m).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $48m (2012 $50m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

12.	Events after the reporting period

In February 2014, the Group signed an agreement to sell the InterContinental Mark Hopkins San Francisco for $120m in cash and enter into a long term management contract on the hotel.  The hotel had a net book value of $90m at 31 December 2013.

13.	Group financial statements

The preliminary statement of results was approved by the Board on 17 February 2014. The preliminary statement of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2012 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditor’s review
The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 February 2014